Glen P. Manchester Vice President - Finance And Chief Financial Officer Phone: 705-945-2470 Fax: 705-945-2203 Email: gmanches@algoma.com	ALGOMA STEEL INC. 105 West Street Sault Ste. Marie, Ontario, Canada P6A 7B4 Phone: 705-945-2351 Fax: 705-945-2203

August 31, 2005

VIA COURIER
Mr. John Hartz
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Washington, DC 20549-7010

Dear Mr. Hartz:

Re: Form 40-F for the Fiscal Year Ended December 31, 2004
Form 6-K for the Fiscal Quarter Ended March 31, 2005
File No. 0-25870

In response to your letter of August 2, 2005, we have included the required consent from the independent accountant and the certification by the Chief Executive Officer and the Chief Financial Officer. We will be filing an amendment to include this consent. It is our intent to include the following narrative with the filing:

“The Company is filing an amendment to the 40-F filing for the fiscal year ended December 31, 2004. The amendment is for the provision of the consent of the independent accountant (Ernst & Young LLP) for inclusion of their audit report for the year ended December 31, 2004. There were no changes to any of the originally filed documents.”

You requested that we revise our table of contractual obligations to include interest payments on our debt and funding obligations for pension and post-employment benefit obligations. The estimated interest payments on the debt and the planned funding for pension and post-retirement benefit funding are summarized below. It is our intent, based on discussion with Gus Rodriguez, to ensure that this data is included in future filings.

	Total	2005	2006 & 2007	2008 & 2009	After 5 Years
Interest on Long-Term Debt	69.0	16.6	33.2	33.2	- (1)
Pension Funding	136.4	45.0	91.4	-	- (2)
Post-Employment Benefit Funding	46.1	14.2	31.9	-	- (3)

(1)	The long-term debt matures in 2009. Interest payments are converted into Canadian dollars based on $1 Cdn = $.83 U.S.

(2)
The accuracy of this forecast of future cash flows depends on various factors such as actual return on plan assets, discount rates used to calculate obligations, rate of compensation increases and mortality rates. It is impossible to make a prediction of cash requirements beyond the term of the USWA labour contracts which expire in 2007.

(3)	The accuracy of this forecast of future cash flows depends on various factors such as discount rates used to calculate obligations, mortality rates and health escalation rates. It is impossible to make a prediction of cash requirements beyond the term of the USWA labour contracts which expire in 2007.

I have also attached a statement from the Company acknowledging several conditions as requested.

I trust that this addresses the items raised in your letter.

Yours truly,

ALGOMA STEEL INC.

/s/ GLEN MANCHESTER

Glen Manchester
Vice President - Finance and
Chief Financial Officer

GPM:all
Attachs.

STATEMENT BY ALGOMA STEEL INC.

Algoma Steel Inc. hereby certifies the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company acknowledges that it cannot use SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ DENIS TURCOTTE_______________________
Denis Turcotte
                                President and Chief Executive Officer

/s/ GLEN MANCHESTER_____________________
Glen Manchester
Vice President - Finance and Chief Financial Officer